UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 13, 2020, Sol-Gel Technologies, Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) between the Company and Jefferies LLC and BMO Capital Markets Corp as representatives of the several underwriters (the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 2,091,907 ordinary shares of the Company, par value NIS 0.1 per share, together with ordinary share warrants to purchase  1,673,525 ordinary shares at a combined public offering  price of $11.00 per ordinary share and accompanying warrant. Each warrant sold in the Offering will be exercisable for 0.80 of an ordinary share, and have an initial exercise price of $14.00 per share, subject to certain adjustments. The warrants will be immediately exercisable and will expire on February 19, 2023.

The Company also entered into a subscription agreement (the “Subscription Agreement”) between the Company and M. Arkin Dermatology Ltd., the controlling shareholder of the Company, pursuant to which M. Arkin Dermatology Ltd. has agreed to purchase 454,628 ordinary shares and warrants to purchase up to 363,702 ordinary shares in a concurrent private placement (the “Private Placement”), exempt from the registration of the Securities Act of 1933, as amended, at a price equal to the public offering price of the ordinary shares and accompanying warrants in the Offering. The Private Placement is contingent on the closing of the Offering and the satisfaction of certain other conditions, including disinterested shareholder approval. The closing of the Offering is not contingent on the closing of the Private Placement.

The descriptions of the Underwriting Agreement and Subscription Agreement are qualified in their entirety by reference to the Underwriting Agreement and Subscription Agreement, copies of which is attached hereto as Exhibit 1.1 and 1.2, respectively.

On February 14, 2020, the Company issued a press release announcing the pricing of the Offering, a copy of which press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The Offering is being made by means of a prospectus supplement, dated February 13, 2020, and related prospectus, dated April 10, 2019, each filed with the U.S. Securities and Exchange Commission, relating to the Company’s registration statement on Form F-3 (File No. 333-230564).

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit 1.1: Underwriting Agreement, dated February 13, 2020, between the Company and Jefferies LLC and BMO Capital Markets Corp.

Exhibit 1.2: Subscription Agreement, dated February 13, 2020, between the Company and M. Arkin Dermatology Ltd.

Exhibit 4.1: Form of Warrant (included in Exhibit 1.1).

Exhibit 5.1: Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co.

Exhibit 5.2: Opinion of Latham & Watkins LLP

Exhibit 23.1: Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. (included in Exhibit 5.1).

Exhibit 23.2: Consent of Latham & Watkins LLP (included in Exhibit 5.2).

Exhibit 99.1: Registrant’s press release entitled: “Sol-Gel Announces Pricing of Public Offering of Ordinary Shares and Warrants to Purchase Ordinary Shares”.

This Form 6-K and related exhibits are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: February 14, 2020	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer